Exhibit 99.1

Press Release

Hydro One to Acquire Avista to Create Growing North American Utility Leader with C$31.2 Billion in Enterprise Value

Hydro One and Avista combined create a top 20 North American utility focused on regulated transmission as well as electricity and natural gas local distribution

Highlights:

•	Establishes one of North America’s largest regulated utilities with over C$32.2 billion (US$25.4 billion) in assets and a leader in electricity transmission and distribution as well as natural gas local distribution businesses

•	Expands into complementary and diversified regulated assets, inclusive of natural gas local distribution

•	The transaction will be accretive to earnings per share in the mid-single digits in the first full year of operation

•	Provides Hydro One with a significant and stable increase to earnings and cash flow underpinned by fully regulated utility operations in jurisdictions with constructive regulatory mechanisms

•	A long-term intention of continuing Hydro One’s dividend payout of 70-80 per cent of earnings

•	Avista shareholders receive US$53 in cash per common share, a 24% premium as of market close on July 18, 2017

•	Both Hydro One and Avista to maintain healthy balance sheets as well as strong investment-grade credit ratings

•	Hydro One’s acquisition financing strategy involves the issuance of C$1.4 billion of Hydro One common equity and US$2.6 billion of Hydro One debt

•	Hydro One has concurrently executed a bought deal of C$1.4 billion of contingent convertible debentures represented by instalment receipts to satisfy the equity component of the acquisition financing strategy

•	Hydro One and Avista customer rates will not be impacted by any of the costs associated with the transaction

•	Efficiencies through enhanced scale, innovation, shared IT systems and increased purchasing power provides cost savings for customers and better customer service, complementing both organization’s commitment to excellence

•	Avista preserves corporate identity including its headquarters; customers, employees, communities and shareholders all benefit from new partnership

•	No workforce reductions are anticipated as a result of this transaction for either Hydro One or Avista

Toronto, Ontario and Spokane, Washington, July 19, 2017 — Hydro One Limited (“Hydro One”) (TSX: H) and Avista Corporation (“Avista”) (NYSE: AVA) today jointly announced a definitive merger agreement (“Agreement”) under which Hydro One will acquire Avista for C$67 (US$53) per share in a C$6.7 billion (US$5.3 billion) all-cash transaction. Together, Hydro One and Avista will create a North American leader in regulated electricity and natural gas business with over C$32.2 billion (US$25.4 billion) in combined assets. The transaction brings together two industry-leading regulated utilities with over 230 years of collective operational experience as well as shared corporate cultures and values. The combined entity will safely and reliably serve more than two million retail and industrial customers and hold assets throughout North America including Ontario, Washington, Oregon, Idaho, Montana and Alaska.

“This marks a proud moment for Canadian champions as we grow our business into a North American leader,” said Mayo Schmidt, President and CEO, Hydro One Limited. “This transaction demonstrates the power and value of the transition into an investor-owned utility, by allowing for healthy expansion into new lines of regulated utility business and new jurisdictions, such as the U.S. Pacific Northwest which is experiencing customer and economic growth.”

“With a focus on operational excellence and building our earnings streams, we are positioned for long-term, sustainable growth,” said Schmidt. “We are further accomplishing this goal by bringing together two companies with shared cultures and industry expertise to create a North American regulated utility leader. This combination means greater scale, diversity and financial flexibility.”

Hydro One has a uniquely strong track record consolidating electricity utilities. Since the IPO, Hydro One has also delivered on cost savings and efficiencies for shareholders and customers. Through the company’s energy conservation programs, Hydro One has helped customers and municipalities save 700 GWh year-to-date.

“Since our initial public offering, we have significantly enhanced our current operations while exploring opportunities that extend and diversify our regulated assets,” said Schmidt. “We constantly seek to deliver exceptional value to shareholders, customers, and the communities we serve through stable, increasing regulated returns, exceptional service, and community engagement.”

This strategic combination demonstrates the value of consolidation by bringing together two highly complementary platforms to create one of North America’s largest regulated utilities, meaningfully enhancing both shareholder and customer value. In addition, over time, non-headcount efficiencies will be realized through collaboration and sharing of best practices on IT, innovation and supply chain purchasing, all of which will further enhance cost savings. No workforce reductions are anticipated as a result of this transaction for either Avista or Hydro One.

Avista Corporation Chairman, President and CEO Scott Morris said, “For Avista, the decision to team up with Hydro One at a time of strength and growth represents a win for our customers, employees, shareholders and the communities we serve. Through this agreement, we have a unique opportunity to secure a partnership that allows us to continue to define and control, to a significant degree, future operations and opportunities in a consolidating industry landscape for the benefit of our customers. In Hydro One, we believe we’ve found a partner that allows us to preserve our identity and our proud legacy, while also preparing us for the future. We look forward to joining forces with Hydro One and its dynamic team.”

Following completion of the transaction, Avista will maintain its existing corporate headquarters in Spokane and will continue to operate as a standalone utility in Washington, Oregon, Idaho, Montana and Alaska. Its management team and employees will remain in place and it will operate with its own Board of Directors representing the interests of the Pacific Northwest and the communities it serves. The combined company’s headquarters will be based in Toronto.

Avista employees and retirees will see a continuation of the company essentially as it is today. Customers of both companies will continue to be provided with safe, reliable and high quality energy. Hydro One and Avista customer rates will not be impacted by any of the costs associated with the transaction. The communities Avista serves will continue to benefit from the important philanthropy and economic development that Avista provides.

“In fact,” Morris said, “Hydro One is committed to doing even more – nearly doubling Avista’s current levels of community support.”

“This is the coming together of two highly respected and reputable companies steeped in history and shared commitment to the communities they serve. Both teams also share a common vision and a dedication to serving customers safely and reliably every day,” said Schmidt.

“The strength of the combined company enables the accelerated deployment of innovation programs and infrastructure upgrades for the benefit of customers while continuing to deliver on shareholder expectations for consistent, healthy, financial performance. Together, we will deliver even more possibilities for the shareholders, customers, employees, and communities we have the privilege of serving,” said Schmidt.

The transaction was unanimously approved by the Boards of Directors of both companies and is expected to close in the second half of 2018, subject to Avista common shareholder approval and certain regulatory and government approvals and clearances, including approval by the Washington Utilities and Transportation Commission, the Public Utility Commission of Oregon, the Idaho Public Utilities Commission, the Regulatory Commission of Alaska, the Public Service Commission of the State of Montana, the U.S. Federal Energy Regulatory Commission, clearance by the Committee on Foreign Investment in the United States and compliance with applicable requirements under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction of customary closing conditions.

Advisors

Moelis & Company LLC is acting as exclusive financial advisor to Hydro One. BofA Merrill Lynch is acting as exclusive financial advisor to Avista. Bracewell LLP is acting as legal advisor to Hydro One. Kirkland & Ellis is acting as legal advisor to Avista.

Investment Community Teleconference and Webcast to Discuss Transaction

Hydro One and Avista management teams will host a teleconference with the investment community on July 19, 2017 at 4:45 p.m. Eastern Daylight Time, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should dial 1-855-716-2690 prior to the scheduled start time and request access to Hydro One acquisition of Avista teleconference, conference ID 57965580 (international callers may dial 1-440-996-5689). Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call.

Press Conference

Hydro One and Avista will host a joint media availability on July 19, 2017 at 5:30pm Eastern Time at 483 Bay St, Toronto, ON. Members of the media not able to attend should dial (855) 716-2690 (toll-free) or (440) 996-5689 (international) 10 minutes prior to the scheduled start time and request access to the Hydro One acquisition of Avista teleconference, conference ID 58264301. Helpful keypad commands include *0 for operator assistance and *6 to self-mute/unmute. Please note that video footage of the availability will be available following the news conference for interested media.

Note: Please see attached backgrounder for additional details on the terms of the transaction and the combined companies.

For further information:

Media:

Natalie Poole-Moffatt, Corporate Communications

media.relations@hydroone.com, 416-345-6868

Investors:

Bruce Mann, Investor Relations

bruce.mann@hydroone.com, 416-345-5722

Avista

Media:

Dana Anderson, External Communications

dana.anderson@avistacorp.com, 509-495-4174

Investors:

Jason Lang, Investor Relations

jason.lang@avistacorp.com, 509-495-2930

About Hydro One Limited

We are Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, C$25 billion in assets and annual revenues of over C$6.5 billion. Our team of 5,500 skilled and dedicated employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km high-voltage transmission and 123,000 circuit km primary distribution networks. Hydro One is committed to the communities we serve, and has been rated as the top utility in Canada for its corporate citizenship, sustainability, and diversity initiatives. We are one of only four utility companies in Canada to achieve the Sustainable Energy Company designation from the Canadian Electrical Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H). For more information about everything Hydro One, please visit www.HydroOne.com.

About Avista Corporation

Avista Corporation is an energy company involved in the production, transmission and distribution of energy as well as other energy-related businesses. Avista Utilities is our operating division that provides electric service to 379,000 customers and natural gas to 342,000 customers. Its service territory covers 30,000 square miles in eastern Washington, northern Idaho and parts of southern and eastern Oregon, with a population of 1.6 million. Alaska Energy and Resources Company is an Avista subsidiary that provides retail electric service in the city and borough of Juneau, Alaska, through its subsidiary Alaska Electric Light and Power Company. Avista stock is traded under the ticker symbol “AVA.” For more information about Avista, please visit www.myAvista.com.

Forward-Looking Information

This communication contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws of the U.S. and Canada, respectively. Statements that are not historical facts, including statements about beliefs, expectations, estimates, projections, goals, forecasts, assumptions, risks and uncertainties, are forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “intends,” “plans,” “anticipates,” “pro forma,” “predicts,” “seeks,” “could,” “would,” “will,” “can,” “continue” or “potential” and the negative of these terms or other comparable or similar terminology or expressions. The forward-looking statements and forward-looking information in this communication include, without limitation, statements relating to Hydro One’s proposed merger transaction with Avista and expectations regarding timing and benefits thereof, earnings per share accretion, increases in regulated assets and earnings, financing intentions, strength of credit metrics, scale and diversification, capital expenditures, rate base growth, industry and geographic trends and forecasts, financing plans, stakeholder commitments, stockholder and regulatory approvals, and the completion of the proposed merger transaction. These statements reflect Hydro One and Avista’s management’s current beliefs and are based on information currently available to the management teams. Forward-looking statements and forward-looking information involve significant risk, uncertainties and assumptions. Certain factors or assumptions have been applied in drawing the conclusions contained in the forward -looking statements and forward-looking information. Hydro One and Avista caution readers that a number of factors could cause actual results, performance or achievement to differ materially from the results discussed or implied in the forward-looking statements and forward-looking information. Important factors that could cause actual results, performance and results to differ materially from those indicated by any such forward-looking statements and forward-looking information include risks and uncertainties relating to the following: (i) the risk that Avista may be unable to obtain shareholder approval for the proposed merger transaction or that Hydro One or Avista may be unable to obtain governmental and regulatory approvals required for the proposed merger transaction, or may be unable to obtain those approvals on favorable terms; (ii) the risk that the required shareholder, governmental or regulatory approvals may delay the proposed merger transaction; (iii) the risk that a condition to the closing of the proposed merger transaction may not be satisfied or the merger agreement may be terminated prior to closing; (iv) the timing to consummate the proposed transaction; (v) disruption from the proposed merger transaction making it more difficult to maintain relationships with customers, employees, regulators or suppliers; (vi) risks associated with the loss and ongoing replacement of key personnel; (vii) the diversion of management time and attention on the transaction; (viii) general worldwide economic conditions and related uncertainties; (ix) the effect and timing of changes in laws or in governmental regulations (including environmental and tax laws and regulations); (x) the risk that financing necessary to fund the proposed merger transaction may not be obtained or may be more difficult and costly to obtain than anticipated; (xi) the impact of acquisition-related expenses; (xii) the ability to maintain an investment grade credit rating; (xiii) the ability to maintain dividend payout ratios; and (xiv) other factors discussed or referred to in the “Risk Factors” section of Hydro One’s most recent annual management’s discussion and analysis of financial results filed with securities regulators in Canada and available under Hydro One’s profile at www.sedar.com. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of Hydro One or Avista. Additional risks and uncertainties will be discussed in the proxy statement and other materials that Avista will file with the SEC in connection with the proposed merger transaction, or in material Hydro One will file with securities regulatory authorities in Canada. There can be no assurance that the proposed merger transaction will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the proposed merger transaction will be realized. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements or forward-looking information, and actual outcomes and results may differ materially from what is expressed, implied or forecasted in these forward-looking statements and forward-looking information. For additional information with respect to certain of the risks or factors, reference should be made to Hydro One’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, available at www.sedar.com and Avista’s filings with the SEC available at www.sec.gov. Except as required by law, each of Hydro One and Avista disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Backgrounder

Strong Value Proposition

•	Strong fundamentals: Hydro One maintains a healthy balance sheet as well as a strong investment-grade credit rating. This provides an attractive dividend yield and earnings accretion, as well as significant and stable increases in earnings and cash flow underpinned by fully regulated utility operations with constructive regulatory mechanisms. The acquisition provides additional support to Hydro One’s growing dividend, and its 70-80 per cent targeted dividend payout ratio will remain unchanged upon completion of the transaction.

•	Expansion to new markets: The transaction enables expansion into new jurisdictions for Hydro One outside of Ontario, including Washington, Oregon, Montana, Idaho and Alaska, which are experiencing customer growth. Operations in regulatory jurisdictions with constructive regulatory mechanisms and higher allowed returns on equity and more favourable capital structures than provided by Hydro One’s current regulatory jurisdiction will complement existing business operations. Benefits include a stable commercial structure, including a growing revenue base and stable, strong, forward-looking returns on equity in a regulated business.

•	Focused on diversification and innovation: The combined company will have a growing low-risk natural gas LDC network, and exposure to renewable energy, including biomass and wind. There is a deep-rooted innovation culture with a strong record of technology incubation and successful investments.

•	Strategic growth platforms: This extends Hydro One’s core transmission and distribution business and introduces a diverse asset mix of power generation coupled with new commercial capabilities in low-risk gas distribution. Efficiencies through enhanced scale, innovation, shared IT systems and increased purchasing power provides cost savings and better customer service complementing both organizations’ commitment to excellence.

•	Community investment and shared values: Hydro One and Avista have a shared culture and values, as well as a strong dedication to their respective communities, which will enable a seamless integration. Both companies take their responsibility to be good corporate citizens and community partners very seriously, and this transaction will preserve and increase the philanthropy and economic development in the communities they serve.

•	Similar business models: Both companies have a similar approach to operations. The companies share a strong commitment to safety, respect for the environment, and the importance of engaging stakeholders in operations.

A Leading North American Power Utility

The acquisition of Avista by Hydro One will create a leader in the North American power transmission and distribution utility sector with exposure to a mix of regulated power generation. Both companies are principally regulated utilities with complementary assets together with uniquely common cultures and values, including commitments to safety, customer service, innovation and investment in communities served.

The combined company will have over C$32.2 billion of assets while transmitting and distributing electricity and gas power safely and reliably to more than end two million customers across portions of Ontario, Washington, Oregon, Idaho and Alaska — a service territory with a geography larger than the country of France. Following closing of the Acquisition, Hydro One will have approximately C$32.2 billion in assets and a consolidated regulatory rate base of C$22.6 billion, strengthening its position as one of the top 20 North American regulated utilities. The combination will further reinforce Hydro One as one of the top 20 investor owned regulated utilities in North America.

The Acquisition creates geographic, economic and regulatory diversity while enhancing Hydro One’s asset base with the addition of complementary regulated natural gas distribution.

The enhanced scale resulting from the Acquisition will enable Hydro One to accelerate transformation of the combined power systems through more efficient investments in grid modernization, distributed generation, electrification of transportation and adoption of emerging technologies. The combination of two pure play regulated power transmission and distribution utilities with exposure to a mix of regulated generation also enables sharing of leading practices to drive enhancements to productivity and efficiency, while sharing R&D costs, leveraging innovation investments and the joint deployment of emerging technologies, all of which are expected to benefit ratepayers and shareholders.

Leadership, Governance and Market Listings

Upon closing of the transaction, which is expected to occur in the second half of 2018, Avista’s successful management team will remain in place and it will operate with its own Board of Directors.

Avista will have a Board of nine directors consisting of five members designated by Hydro One, including Mayo Schmidt, and four members designated by Avista, including Scott Morris, the CEO of Avista. Scott Morris will be the Chair of the Board of Avista post-merger.

On closing, Avista’s common stock will be delisted from the New York Stock Exchange (NYSE) while Hydro One’s common shares will continue to be listed on the Toronto Stock Exchange (TSX). The combined company will be operated from Ontario.

Financing and Additional Transaction Details

Hydro One financing plan is designed to maintain a strong investment grade balance sheet following completion of the Acquisition, and its pure play regulated utility profile will remain intact with approximately 99 per cent in regulated earnings.

Hydro One will finance the transaction through a combination of medium and long-term borrowings amounting to approximately C$3.4 billion together with C$1.4 billion contingent of convertible debentures represented by instalment receipts, which will form the permanent equity component of the financing plan upon conversion at closing of the transaction.

Terms of the Transaction

Under the terms of the all-cash transaction, which has been unanimously approved by the Board of Directors of both companies, Avista shareholders will receive US$53 per common share, representing a 24 per cent premium to Avista’s share price on July 18, 2017. Closing of the acquisition is expected by second half of 2018 subject to required approvals as discussed below.

The transaction will be accretive to earnings per share in the mid-single digits in the first full year of operation. Further, the Acquisition provides additional support to Hydro One’s growing dividend, and its 70-80 per cent targeted dividend payout ratio will remain unchanged upon completion of the transaction.

The Acquisition enhances Hydro One position as a leading North American pure-play regulated power utility principally involved in electricity transmission and distribution with a legacy of having successfully consolidated approximately 90 separate electricity utilities with sensitivity and respect for the customers and communities it serves and strong partnerships with the numerous employees which have joined its team.

The closing of the Acquisition, which is expected to occur by the second half of 2018, is subject to Avista common shareholder approval and certain regulatory and government approvals, including approval by the Washington Utilities and Transportation Commission, the Public Utility Commission of Oregon, the Idaho Public Utilities Commission, the Regulatory Commission of Alaska, the Public Service Commission of the State of Montana, the U.S. Federal Energy

Regulatory Commission, clearance by the Committee on Foreign Investment in the United States and compliance with applicable requirements under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction of customary closing conditions.

Additional information About the Acquisition and Where to Find it

This communication may be deemed to be solicitation material in respect of the proposed merger transaction. [Avista Corporation (“Avista”)] intends to file with the U.S. Securities and Exchange Commission (the “SEC”) and mail to its shareholders a proxy statement in connection with the proposed merger transaction and this communication is not a substitute for the proxy statement or any other document that Avista may send to its shareholders in connection with the proposed merger transaction. THE INVESTORS AND SECURITY HOLDERS OF AVISTA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Avista, Hydro One and the proposed merger transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of Avista’s proxy statement (when it becomes available) may be obtained free of charge upon request by contacting Avista Corporation, 1411 East Mission Avenue, PO Box 3727, Spokane WA. 99220-3727. Avista’s filings with the SEC are also available on Avista’s website at: www.Avista.com. Investors and security holders may also read and copy any reports, statements and other information filed by Avista with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed merger transaction. However, Avista, Hydro One and certain of their respective directors, executive officers and other persons may be deemed under SEC rules to be participants in the solicitation of Avista shareholder proxies in respect of the proposed merger transaction. Information about Hydro One directors and executive officers is available in Hydro One’s management information circular, filed with Canadian securities regulators on March 23, 2017, in connection with its 2017 annual meeting of shareholders and is available on its website at www.HydroOne.com and also under its profile on SEDAR at www.sedar.com. Information regarding Avista’s directors and executive officers is available in Avista’s proxy statement filed with the SEC on March 31, 2017 in connection with its 2017 annual meeting of shareholders, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on February 22, 2017, each of which may be obtained from the sources indicated in Additional Information and Where to Find It. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests (which may be different than those of Avista’s investors and security holders), by security holdings or otherwise, will be contained in the proxy statement and other relevant materials filed or to be filed with the SEC when they become available.

Timing and Approvals

The closing of the Acquisition, which is expected to occur in the second half of 2018, is subject to Avista common shareholder approval and certain regulatory and government approvals and clearances, including approval by the Washington Utilities and Transportation Commission, the Public Utility Commission of Oregon, the Idaho Public Utilities Commission, the Regulatory Commission of Alaska, the Public Service Commission of the State of Montana, the U.S. Federal Energy Regulatory Commission, clearance by the Committee on Foreign Investment in the United States and compliance with applicable requirements under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction of customary closing conditions.

Hydro One intends to work diligently with Avista to productively engage with state and federal regulators and file and process the required regulatory applications in order to close the proposed merger transaction as promptly as possible. Hydro One and Avista both have histories of successfully executing regulated utility acquisitions and working constructively through the associated regulatory processes to achieve fair, balanced and timely approvals.